Corporate Policy 6 Trading in Securities by Company Personnel Purpose To outline the company’s policy concerning trading in securities by company personnel. Scope This Policy applies to all employees and directors of Stryker. Basic policies 1. Confidential and proprietary information: Stryker’s employees and directors have access to corporate information, some of which is highly confidential and of considerable value to Stryker and those with whom we do business. Employees and directors who possess confidential information hold a special position of trust and confidence with regard to it and have an important responsibility to keep such information within the company until it is made public. We also have a legal obligation in this regard. It is both illegal and against Stryker policy for any individual to profit from undisclosed information relating to the company. 2. No trading on material, nonpublic information 2.1. If an employee or director has material, non-public information relating to Stryker, it is the company’s policy that neither that person, nor any person with whom he or she may have a business or family relationship, may buy or sell shares of Stryker common stock or engage in any other action to take advantage of that information or pass it on to others. This Policy applies as well to information obtained in the course of employment relating to Stryker’s customers, suppliers, and other companies with which we do business and the purchase or sale of securities of those companies. 2.2. Information is material if a reasonable investor would consider it important in making a decision to buy or sell securities. Both positive and negative information can be material. Examples of information generally regarded as material are significant new contracts or the termination of existing contracts, potential acquisitions, mergers, changes in estimates of earnings, increases or decreases in dividend payments, the introduction of important new product lines, significant technological breakthroughs, commencement or settlement of major litigation, and changes in key management personnel. You may not trade in securities while in possession of non-public information, or communicate such information to others who might trade. 2.3. Information remains non-public until it has been effectively disclosed in a manner sufficient to insure its general availability to the investing public. In order to afford Stryker’s stockholders and the investing public time to receive and act upon information, you should not engage in transactions until the second business day after a public announcement of the information has been made (the day of the announcement is not counted). 2.4. As a simple rule-of-thumb, you should treat all corporate information with discretion, discuss confidential information only with those who have a right and need to know, and refrain from trading in securities until any inside information you possess is made public. 2.5. The restrictions on trading set forth in this Policy do not apply to sales of Stryker common stock pursuant to a written plan meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934. Further information about 10b5-1 trading plans may be obtained from your broker and the corporate secretary. 3. Compliance: Stryker expects nothing short of full compliance with the letter and spirit of this statement of policy. The consequences of illegal insider trading and tipping of others can be severe and include civil penalties and liability for both the individuals involved and the company, criminal prosecution, with exposure to prison terms and additional fines if convicted, and company-imposed sanctions, including dismissal. If you have questions about specific transactions or doubts as to your responsibilities under this statement of policy, please contact Stryker’s chief legal officer or corporate secretary. The ultimate responsibility for compliance, however, is yours. www.stryker.com CP-006 Rev 8.0 Trading in Securities by Company Personnel | 1